February 23, 2011
MAXCOM TELECOMUNICACIONES APPOINTS NEW CHIEF EXECUTIVE OFFICER

Mexico City, Mexico, February 23, 2011 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that Mr. Salvador Alvarez has joined the Company as Chief Executive Officer (CEO), replacing Mr. William Nazaret who has been with the Company for the past two years.

Mr. Nazaret has been instrumental in leading Maxcom through the development and expansion of its infrastructure and more recently has implemented a sharper focus on customer service and quality. As Mr. Nazaret completes his tenure with Maxcom to return to the United States, he will remain with the Company as an external advisor for a transition period.

“Mr. Alvarez will be responsible of enhancing the strength of the Company with his leadership, extraordinary talent and vast experience in retail products which parallels the traditional segments that Maxcom has served since its very beginning”, said Eduardo Vázquez, President of the Board. Mr. Alvarez will focus on continuing to develop additional product and distribution strategies while maintaining Maxcom´s stated goal of being cash flow positive in 2011.

Mr. Alvarez was recently Chief Executive Officer (CEO) of Medicus, prior to that he served as Managing Director of Red Legal; earlier in his career, Mr. Alvarez served as General Manager of Corporativo Corvi, President and General Manager of ConAgra Foods, President and General Manager of Productos del Monte-ConAgra Grocery Products, SVP and GM of ConAgra Refrigerated Prepared Foods, VP and GM of ConAgra Refrigerated Prepared Foods, VP of International Operations of ConAgra, CEO of Campofrio Mexico. Mr. Alvarez holds a Post Graduate Degree by Instituto Panamericano de Alta Dirección de Empresa (IPADE), a Bachelor in Economics for the Universidad Complutense de Madrid and CEU San Pablo both located in Spain.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.